

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via e-mail
Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines Ltd.
5455 152nd Street, Suite 308
Surrey, BC V3S 5A5
Canada

> **Re:** **Silverado Gold Mines Ltd.**
>
> **Form 8-K**
> **Filed January 18, 2011**
>
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed March 15, 2011**
>
> **Form 10-Q for Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
>
> **Response Letter Dated July 20, 2011**
>
> **Response Letter Dated August 10, 2011**
>
> **Response Letter Dated September 9, 2011**
>
> **Form 8-K Filed October 5, 2011**
>
> **File No. 000-12132**

Dear Mr. Anselmo:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

Directors, Executive Officers, and Corporate Governance, page 71

1.   We note that you have not responded to comment 3 from our letter dated August 30, 2011, and we reissue such comment. For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K. Please provide your proposed draft disclosure for our review.

Form 8-K Filed October 5, 2011

Exhibit 99.1 – Press Release Dated October 4, 2011

2.   We note your disclosure in the press release filed as Exhibit 99.1 to your current report on Form 8-K filed on October 5, 2011 that on September 30, 2011, the Supreme Court of British Columbia upheld your appeal to hold your meeting of shareholders on May 11, 2012, or such other date as determined by your board of directors, along with your annual general meetings for the years 2009, 2010, and 2011. Please tell us the details of the background and circumstances of such legal proceedings. In addition, please explain to us why you believe that you were not required to disclose such legal proceedings in your periodic reports pursuant to Item 103 of Regulation S-K.

Closing Comments

        You may contact James Giugliano at (202) 551-3319 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director